UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Resolution on Cash Dividend

1. Dividend category		Quarterly dividend
2. Dividend amount per share (Won)	Common Stock	830
	Preferred Stock	—
3. Market dividend rate (%)	Common Stock	1.6
	Preferred Stock	—
4. Total amount of dividend payment (Won)		179,622,705,340
5. Record date		September 30, 2023
6. Dividend payment date		—
7. Date of the general shareholders’ meeting		—
8. Date of the resolution by the Board of Directors		October 25, 2023
Attendance of external directors	Present	5
	Absent	—

9.	Other noteworthy matters

-	As for Item 6 above, dividends will be paid out by no later than November 15, 2023, pursuant to the Korean Capital Market and Financial Investment Business Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: October 25, 2023